UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________

Form 6-K
______________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2014

Commission File Number 001-15244

CREDIT SUISSE GROUP AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)
______________

Commission File Number 001-33434

CREDIT SUISSE AG

(Translation of registrant’s name into English)

Paradeplatz 8, 8001 Zurich, Switzerland
(Address of principal executive office)

______________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

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This report includes the slides for the presentation to investors, the slides for the presentation to media, and the results summary for media professionals, in connection with the 2Q14 results.

Second Quarter 2014 Results Presentation to Investors July 22, 2014

Disclaimer July 22, 2014 Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in "Cautionary statement regarding forward-looking information" in our second quarter earnings release 2014 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted cost run-rates. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the appendix section of this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons. *

Introduction Brady W. Dougan, Chief Executive Officer July 22, 2014 *

* July 22, 2014 All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on capital is based on after-tax income and assumes that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 1 PB&WM overall division return excludes impact from settlement of U.S. cross-border matters; including such impact, return was negative. 2Q14 Strategic pre-tax income of CHF 0.9 bn, driving continued high return on capital of 28% for Strategic businesses and 26% for the overall division1 Solid net margin of 28bps (compared to 27bps in 1H13) driven by significant progress on cost reduction, with Strategic expenses down 8% Gross margin of 99bps reflects the impact from increase in client portfolio value and change in client mix (~3bps), lower FX trading and brokerage fees (~1bp), and the continued impact from sustained low interest rate environment (~0.5bp) Strong Strategic net new assets of CHF 11.8 bn in 2Q14 with good momentum across businesses and geographies, notwithstanding impact of regularization and CHF 2.9 bn of Western European outflows; annualized NNA growth rate of 4% for Wealth Management Clients consistent with guidance Further progress on lending initiatives, mostly driven by market-leading Asia Pacific franchise, with particularly strong footprint in Southeast Asia 2Q14 Strategic pre-tax income of CHF 1.0 bn with a strong close to the quarter, driving solid return on capital of 18% for Strategic businesses and 12% for the overall division Increased underwriting results driven by robust equity and fixed income origination activity across all regions Continued momentum across our high-returning fixed income yield franchises with a broadly diversified Securitized Products platform, strong U.S. and European Credit businesses, and improving Emerging Markets results from recovering industry trends Restructuring of Macro businesses, including exiting Commodities trading, and continued infrastructure savings to drive further cost efficiencies in Investment Banking: Macro strategy targeted to yield ~USD 200 mn expense savings, USD 8 bn in RWA reduction and ~USD 25 bn of leverage exposure reduction from 2Q14 to end-state Private Banking & Wealth Management Resilient 2Q14 results with substantial progress on costs and regularization of asset base Key messages from Credit Suisse 2Q14 results Investment Banking Strong performance from Fixed Income yield franchises and underwriting businesses; Macro restructuring to further enhance capital and operating efficiencies In addition to resolving legacy litigation matter, 2Q14 results demonstrate resilience of business model, with continued strong client momentum and significant progress in winding down Non-Strategic portfolio

Key messages from Credit Suisse results

Non-Strategic & litigation Reduction of litigation overhang; further wind-down of Non-Strategic unit	▪ Comprehensive resolution of the most significant outstanding litigation matters, including the U.S. cross-border settlement in May following the FHFA settlement in March ▪ Strong progress towards wind-down of Non-Strategic IB with USD 6 bn of RWA reduction and USD 3 bn of Swiss leverage exposure reduction in the quarter, ahead of plan
Capital Resilient capital base despite settlement impact; clear path to achieve >10% "look-through" CET1 ratio target by year-end	▪ "Look-through" CET1 ratio of 9.5% at end 2Q14 and on track to achieve >10% by year-end; progress in executing capital measures expected to fully mitigate impact of litigation settlement: – Sale of real estate and non-core assets and businesses totaling ~CHF 0.4-0.5 bn under way – On track with RWA reduction to end 2013 level of ~CHF 265 bn – Continued organic capital generation through retained earnings to improve "look-through" CET1 ratio above 10% – Capital measures include continued accrual of cash dividends in respect to 2014; committed to returning half of earnings as cash dividends to shareholders once "look-through" CET1 ratio reaches 10% – Long term "look-through" CET1 target to remain at 11% ▪ "Look-through" Swiss Total Leverage ratio of 3.7%; continued progress on Non-Strategic run-off expected to enable us to reach 2019 requirement of 4% ahead of schedule

All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes.

CREDIT SUISSE

July 22, 2014 5

Financial results David Mathers, Chief Financial Officer July 22, 2014 *

Results Overview

	in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Strategic	Net revenues	6,324	6,553	6,795	12,877	13,813
	Pre-tax income	**1,767**	**1,940**	**2,087**	**3,707**	**4,294**
	Cost / income ratio	72%	70%	69%	71%	69%
	Return on equity[1]	**13%**	**14%**	**15%**	**13%**	**17%**
	Net new assets[2] in CHF bn	11.8	16.0	9.0	27.8	23.3
Non-Strategic	Net revenues	109	(84)	35	25	35
	Pre-tax income / (loss)	(2,137)	(540)	(547)	(2,677)	(949)
	Pre-tax income ex FVoD and settlement impact[3]	*(535)*	*(450)*	*(670)*	*(986)*	*(1,004)*
Total Reported	Net revenues	6,433	6,469	6,830	12,902	13,848
	Pre-tax income / (loss)	(370)	1,400	1,540	1,030	3,345
	Pre-tax income ex FVoD and settlement impact[3]	*1,232*	*1,490*	*1,417*	*2,721*	*3,290*
	Net income / (loss) attributable to shareholders	(700)	859	1,045	159	2,348
	Diluted earnings / (loss) per share in CHF	(0.46)	0.48	0.52	0.05	1.28
	Return on equity	(7%)	8%	10%	1%	12%
	Return on equity ex FVoD and settlement impact[3]	*8%*	*9%*	*9%*	*8%*	*12%*

1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity).
2 Assumes assets managed across businesses relate to Strategic businesses only.
3 Excludes impact from FVoD of CHF 16 mn, CHF (90) mn, CHF 123 mn, CHF (73) mn and CHF 55 mn in 2Q14, 1Q14, 2Q13, 6M14 and 6M13, respectively, and pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in 2Q14 and 6M14, in Non-Strategic and total reported results.

CREDIT SUISSE July 22, 2014 7

1 All data for Core Results. 2 Total reported figures excluding revenue impact from FVoD of CHF 16 mn and CHF (73) mn in 2Q14 and 6M14, respectively, and pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in 2Q14 and 6M14, in Group and PB&WM reported results. Total reported figures are as follows: Group return on equity of (6.8)% and 0.7% in 2Q14 and 6M14; Group cost / income ratio of 106% and 92% in 2Q14 and 6M14; PB&WM cost / income of 124% and 95% for 2Q14 and 6M14. Key Performance Indicators (KPIs)1 Cost/income ratio < 70% Return on equity > 15% Group Private Banking & Wealth Management Investment Banking 2Q14 Cost/income ratio < 70% Cost/income ratio < 65% NNA growth (WMC) 3-4% through 2015 6% long-term -- 4% 69% 72% 13% 8% 79% 69% 77% 70% * * July 22, 2014 -- 8% 81% 71% 78% 6M14 5% 68% 71% 13% 69% Strategic 2Q14 6M14 Total, excl. FVoD and settlement2 Results against Key Performance Indicators

Private Banking & Wealth Management with lower revenues in subdued trading environment, offsetting strong efficiency gains

	in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Strategic	Net revenues	2,932	3,031	3,232	5,963	6,240
	Provision for credit losses	30	17	19	47	42
	Compensation and benefits	1,184	1,225	1,273	2,409	2,580
	Other operating expenses	836	824	925	1,660	1,847
	Total operating expenses	2,020	2,049	2,198	4,069	4,427
	Pre-tax income	**882**	**965**	**1,015**	**1,847**	**1,771**
	Basel 3 RWA in CHF bn	97	94	91	97	91
	Leverage exposure in CHF bn	340	337	321	340	321
	Cost/income ratio	69%	68%	68%	68%	71%
	Return on capital[1]	**28%**	**32%**	**33%**	**30%**	**30%**
	Net new assets[2] in CHF bn	11.8	16.0	9.0	27.8	23.3
	Assets under management[2] in CHF bn	1,304	1,267	1,213	1,304	1,213
Non-Strategic	Net revenues	114	209	187	323	457
	Total operating expenses	1,752	146	258	1,898	398
	Pre-tax income / (loss)	**(1,631)**	**47**	**(98)**	**(1,584)**	**27**
Total	Net revenues	3,046	3,240	3,419	6,286	6,697
	Pre-tax income / (loss)	**(749)**	**1,012**	**917**	**263**	**1,798**
	Basel 3 RWA in CHF bn	104	101	99	104	99
	Net new assets in CHF bn	10.1	13.7	7.6	23.8	19.6
	Assets under management in CHF bn	1,330	1,293	1,297	1,330	1,297

Strategic results vs. 2Q13 and 6M13

- Pre-tax income of CHF 0.9 bn in 2Q14, reflecting a tougher revenue environment, largely offset by strong expense reduction
  - 6M14 pre-tax income of CHF 1.8 bn, up 4%
- Stable recurring income with lower performance fees and client FX trading on reduced currency volatility; lower brokerage fees
- Substantial cost reduction, down 8% in both 2Q14 and 6M14
- Strong net new assets of CHF 11.8 bn in 2Q14 and CHF 27.8 bn in 6M14 (annualized growth rate of 4%)

Non-Strategic results in 2Q14

- Includes CHF 1.6 bn charge for US cross-border matter

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.
2 Assumes assets managed across businesses relate to Strategic businesses only.

CREDIT SUISSE

July 22, 2014 9

Strong inflows in Wealth Management Clients from emerging markets; continued solid inflows in Asset Management

Private Banking & Wealth Management Strategic net new assets in 2Q14 in CHF bn



Wealth Management Clients
Asset Management
Corporate & Institutional Clients
PB&WM strategic
%
Annualized net new assets growth rate
5%
10.3
1.9
3%
EMEA
2.7
4%
Switzerland
Americas 0.8
2%
4.9
16%
Asia Pacific
2.5
2%
Mature markets
7.8
10%
Emerging markets
by management region
by customer domicile
Before Western European cross-border outflows
5%
4.1
1.3
Alternative Investments
2.8
Core Investments
0.6
15.0
Western European cross-border outflows in WMC[1]
(2.9)[2]
(0.3)[3]
Eliminating double-count related to collaboration
4%
11.8

- Strategic net new assets for the division remain strong at CHF 11.8 bn in 2Q14 and CHF 27.8 bn in 6M14, with a 4% annualized growth rate for both periods
- Continued strong net new asset in Wealth Management Clients business with inflows[4] of CHF 10.3 bn and net new assets of CHF 7.4 bn
- Asset Management with solid net new assets of CHF 4.1 bn driven by inflows in emerging markets, index, hedge fund and credit products
- Total Western European cross-border outflows of CHF 4.1 bn, of which CHF 2.9 bn in strategic business

WMC = Wealth Management Clients EMEA = Europe, Middle East and Africa
1 Western European cross-border outflows of CHF 2.1 bn in EMEA and CHF 0.8 bn in Switzerland. 2 Additional Western European cross-border outflows of CHF 1.2 bn in Non-Strategic unit. 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients (assumes assets managed across businesses relate to Strategic businesses only). 4 Excludes Western European cross-border outflows.

CREDIT SUISSE July 22, 2014 10

Wealth Management Clients with strong net new assets and reduced expenses, offsetting lower revenues

in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Net interest income	688	706	778	1,394	1,524
Recurring commissions & fees	728	730	750	1,458	1,467
Transaction- & perf.-based revenues	601	638	711	1,239	1,335
Net revenues	**2,017**	**2,074**	**2,239**	**4,091**	**4,326**
Provision for credit losses	17	16	20	33	39
Total operating expenses	**1,431**	**1,480**	**1,598**	**2,911**	**3,212**
Pre-tax income	**569**	**578**	**621**	**1,147**	**1,075**
Cost / income ratio	71%	71%	71%	71%	74%
Net loans in CHF bn	157	154	149	157	149
Basel 3 RWA in CHF bn	51	50	47	51	47
Return on capital[1]	31%	32%	36%	31%	32%
Net new assets in CHF bn	7.4	10.6	7.7	18.0	13.4
Assets under management in CHF bn	830	805	782	830	782

Compared to 2Q13

- Pre-tax income of CHF 569 mn, down 8% from a strong 2Q13
- Revenues down 10% compared to a strong 2Q13, which benefitted from significant transaction- and performance-based revenues
- A continued cost reduction of 10% led to a stable cost/income ratio of 71%

Compared to 6M13

- Strong pre-tax income of CHF 1.15 bn, up 7%
- Revenues down 5% due to lower client FX trading volumes, lower interest income and the absence of performance fees at Hedging Griffo funds; recurring fees remained stable
- Annualized 6M14 expenses down CHF 0.6 bn, or 9%; cost/income ratio improved 3ppts to 71%
- Significant net new assets of CHF 18.0 bn at annualized growth rate of 5%, well ahead of prior year's performance

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE

July 22, 2014 11

* July 22, 2014 Net margin = Pre-tax income / average AuM. Gross margin = Net revenues / average AuM. Net margin on AuM in basis points Net revenues in CHF mn 39 37 36 112 35 37 32 104 34 36 29 99 31 29 28 2,239 2,074 2,017 Gross margin on AuM in basis points 44% 46% 47% 798 797 819 Average assets under management (AuM) in CHF bn Ultra-High-Net-Worth Individuals, share 27 28 4,091 4,326 47% 808 44% 789 34 37 39 34 36 31 110 101 Net margin of 28 bps for both 2Q14 and 6M14, reflecting higher productivity and lower expense base Transaction- and performance-based revenues with low client FX trading on reduced currency volatility and subdued brokerage fees, partially offset by better collaboration revenues; absence of performance fees from our Hedging Griffo funds Recurring commissions & fees slightly down YoY largely reflecting the impact from cross-border outflows; stable vs. 1Q14 Performance in 2Q14 Net interest income reduction within guidance, with the impact from the low interest rate environment offset in part by higher loan volumes; expectation for the trend of lower replication portfolio income to level-off in the second half of 2014 Wealth Management Clients with net margin of 28bps

July 22, 2014 * Continued improvement in net margin – growth in asset base, client mix and lower interest income drove gross margin compression Higher average AuM & change in client mix (3) Net interest income (3) (2) 110 101 Measured at stable AuM1 Increased average AuM & change in client mix (1) Lower expenses +8 27 28 Measured at stable AuM1 Net interest income (3) (9) bp +1 bp 6M13 6M14 6M13 6M14 Other revenues (3) Wealth Management Clients Client FX trading and brokerage (1) Other revenues Average AuM in CHF bn 788.5 808.1 1 Includes some impact also from client mix change. AuM = Assets under management Gross margin on AuM in basis points Net margin on AuM in basis points +2.5%

Wealth Management Clients business with strong inflows in Asia Pacific and Switzerland

Net new assets in 2Q14 in CHF bn



%
Annualized net new assets growth rate
9.8
5%
(2.1)
Western European cross-border outflows
4%
7.7
reported
16%
4.9
Asia Pacific
4%
2.7
Switzerland
2%
0.8
Americas
3%
1.9
EMEA
10.3
2%
2.5
Mature Markets
10%
7.8
Emerging Markets
5%
Western European[2] cross-border outflows
(2.9)
4%
7.4
reported
2Q13
2Q14

- Inflows[1] of CHF 10.3 bn (annualized 5% growth) and net new assets of CHF 7.4 bn (annualized 4% growth)
  - 10% growth rate in Emerging Markets, including 16% growth in Asia Pacific and good inflows in Latin America
  - Continued strong momentum in Switzerland
  - Strong UNHWI inflows in the Middle East and Western Europe onshore
- Total Western European cross-border outflows of CHF 4.1 bn, of which CHF 2.9 bn within the Strategic business (6M14 total outflows of CHF 6.2 bn)
- Expecting annually CHF 10 to 15 bn of outflows during 2014 and 2015 relating to our efforts in achieving regularization of client assets
- Reconfirming expected 3% to 4% net new asset growth rate p.a. in 2014 and 2015

EMEA = Europe, Middle East and Africa. Emerging/Mature markets by client domicile while regional data based on management areas.
1 Excludes Western European cross-border outflows. 2 Additional Western European cross-border outflows of CHF 1.2 bn in Non-Strategic unit.

CREDIT SUISSE July 22, 2014 14

Successful lending growth in UHNWI client segment, especially in emerging markets

Net new lending to ultra-high-net-worth individual (UHNWI) segment in Wealth Management Clients in CHF bn



2Q14
1Q14
6M13
1.1
0.3
0.8
0.5
Asia Pacific
0.7
0.3
0.7
Emerging EMEA
0.4
0.3
0.2
0.2
Latin America
0.6
0.1
0.5
0.5
Other regions

Emerging EMEA = Eastern Europe, Middle East and Africa. Other regions = Western Europe, U.S. and Switzerland.

Successful growth in UHNWI lending

- Loans up CHF 2.8 bn in 6M14 to CHF 32 bn
  - 2Q14 growth of CHF 0.6 bn below very strong 1Q14
  - Year-to-date growth almost doubled from 6M13 (CHF 2.8 bn vs. CHF 1.6 bn)
- Utilizing our streamlined processes, broad origination platform and leading UHNWI client franchise
- Secured lending supports our UHNWI growth strategy; total UHNWI net new assets amounted to CHF 6.7 bn in 2Q14 and CHF 11.4 bn in 6M14

CREDIT SUISSE
July 22, 2014 15

Corporate & Institutional Clients with solid performance

in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Net interest income	266	257	276	523	549
Recurring commissions & fees	113	122	115	235	226
Transaction- & perf.-based revenues	118	117	127	235	248
Other revenues[1]	(22)	(4)	(6)	(26)	(11)
Net revenues	**475**	**492**	**512**	**967**	**1,012**
Provision for credit losses	13	1	(1)	14	3
Total operating expenses	**251**	**245**	**251**	**496**	**508**
Pre-tax income	**211**	**246**	**262**	**457**	**501**
Cost / income ratio	53%	50%	49%	51%	50%
Net loans in CHF bn	65	64	61	65	61
Basel 3 RWA in CHF bn	34	34	35	34	35
Return on capital[2]	19%	23%	23%	21%	24%
Net new assets in CHF bn	0.6	0.4	(0.2)	1.0	4.3
Assets under management in CHF bn	261	254	238	261	238

Compared to 2Q13

- Solid performance in 2Q14 with stable recurring fees
- Net interest income reduction within guidance and related to lower levels of deposits eligible as stable funding, partially offset by increased loan volumes
- Slightly lower transaction-based revenues due to lower trading and sales income

Compared to 6M13

- Strong pre-tax income of CHF 457 mn, with increase in recurring fees offset by reduction in net interest income and lower transaction income
- Operating expenses reduced by 2%; strong cost/income ratio broadly stable at 51%

1 Other revenues include fair value changes on securitization transactions.
2 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE July 22, 2014 16

Asset Management profit lower on reduced performance-based revenues; net new assets of CHF 4.1 bn in the quarter

in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Recurring commissions & fees	295	287	290	582	563
Transaction- & perf.-based revenues	146	164	195	310	324
Other revenues	(1)	14	(4)	13	15
Net revenues	**440**	**465**	**481**	**905**	**902**
Total operating expenses	**338**	**324**	**349**	**662**	**707**
Pre-tax income	**102**	**141**	**132**	**243**	**195**
Cost / income ratio	77%	70%	73%	73%	78%
Fee-based margin in basis points	46	49	53	48	50
o/w recurring fee-based margin	36	38	38	37	37
Basel 3 RWA in CHF bn	11	9	9	11	9
Return on capital[1]	48%	76%	72%	61%	54%
Net new assets in CHF bn	4.1	6.9	2.6	11.0	11.1
Assets under management in CHF bn	377	363	346	377	346

Compared to 2Q13

- Lower performance-based revenues on reduced carried interest (down CHF 28 mn) and the absence of performance fees from Hedging Griffo funds (down CHF 28 mn)
- Uncrystallized performance fees on higher pace compared to a year ago with full year outcome dependent upon investment results for remainder of year
- Operating expenses lower on cost measures; slight increase compared to 1Q14 driven by seasonally higher social security costs

Compared to 6M13

- Transaction- and performance-based revenues slightly lower due to the absence of performance fees from our Hedging Griffo funds
- Higher recurring commissions and fees on growth in asset base; recurring fee-based margin stable
- Expenses down CHF 45 mn, or 6%; cost/income ratio improved by 5ppts to 73%
- Net new assets of CHF 11.0 bn for 6M14 at an annualized rate of over 6% and in line with prior year

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE July 22, 2014 17

Progress in unwinding PB&WM's Non-Strategic portfolio

Basel 3 RWA in CHF bn


8
(1)
7
(33%)
5
1Q14
Business reductions
2Q14
Year-end 2015 target

Leverage Exposure in CHF bn


19
(2)
17
(77%)
4
1Q14
Business reductions
2Q14
Year-end 2015 target

in CHF mn	**2Q14**	1Q14	2Q13	**6M14**	6M13
Select onshore businesses	22	22	37	44	111
Legacy cross-border businesses	41	44	51	85	102
AM divestitures and discontinued operations	38	134	81	172	192
Other Non-Strategic positions & items	13	9	18	22	52
Net revenues	**114**	**209**	**187**	**323**	**457**
Provision for credit losses	(7)	16	27	9	32
Total operating expenses	**1,752**	**146**	**258**	**1,898**	**398**
o/w U.S. litigation provisions	1,618	-	-	1,618	-
o/w realignment expenses[1]	17	36	6	53	11
Total operating expenses excl. U.S. litigation provisions	134	146	258	280	398
Pre-tax income / (loss)	**(1,631)**	**47**	**(98)**	**(1,584)**	**27**
Net new assets in CHF bn	(1.7)	(2.3)	(1.4)	(4.0)	(3.7)

Compared to 1Q14 and 2Q13

- Higher revenues in 1Q14 reflected the gain on the sale of CFIG of CHF 91mn
- Compared to 2Q13 lower revenues reflect our ongoing wind-down of the non-strategic portfolio

US settlement

- In May 2014, we announced the final settlement regarding all outstanding U.S. cross-border matters
- The total settlement amount was CHF 2,510 mn, of which CHF 1,618 mn was recorded in 2Q14

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements.
1 Realignment expenses in PB&WM relating both to continuing operations and operations treated as discontinued at the Group level.

CREDIT SUISSE
July 22, 2014 18

Solid 6M14 Investment Banking returns reflect stability of diversified Strategic franchise and accelerated wind-down of Non-Strategic unit

	in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Strategic	Net revenues	3,395	3,563	3,604	6,958	7,621
	Provisions for credit losses	(5)	0	3	(5)	(4)
	Compensation and benefits	1,476	1,495	1,438	2,970	2,897
	Other operating expenses	890	944	996	1,835	2,014
	Total operating expenses	2,366	2,439	2,434	4,805	4,911
	Pre-tax income	**1,034**	**1,124**	**1,167**	**2,158**	**2,714**
	Basel 3 RWA USD bn	168	166	155	168	155
	Leverage exposure USD bn	781	776	825	781	825
	Cost/income ratio	70%	68%	68%	69%	64%
	Return on capital[1]	**18%**	**21%**	**19%**	**20%**	**23%**
Non-Strategic	Net revenues[2]	(53)	(147)	(204)	(200)	(276)
	Total expenses[3]	229	150	209	379	384
	Pre-tax income / (loss)	**(282)**	**(297)**	**(413)**	**(579)**	**(660)**
	Basel 3 RWA USD bn	13	19	20	13	20
	Leverage exposure USD bn	72	75	93	72	93
Total	Net revenues	3,342	3,416	3,400	6,758	7,345
	Total expenses[3]	2,590	2,588	2,646	5,179	5,291
	Pre-tax income	**752**	**828**	**754**	**1,579**	**2,054**
	Basel 3 RWA USD bn	181	184	176	181	176
	Leverage exposure USD bn	853	851	918	853	918
	Return on capital[1]	**12%**	**14%**	**11%**	**13%**	**16%**

Compared to 2Q13 and 6M13

- Strong 6M14 strategic return on capital of 20%; solid overall return on capital of 13%
- Resilient strategic revenues vs. 2Q13 reflecting continued market share momentum
  - Strong performance in fixed income yield franchises and underwriting as origination remained robust; solid Prime Services results
  - Lower Derivatives, Cash Equities and Macro results as a significant decline in volatility adversely impacted client activity
- 2Q14 strategic expenses declined 3% in CHF; in USD expenses increased 4% as higher deferred compensation expense, partially reflecting impact of PAF2 roll-off, and change in compensation accrual methodology offset significant progress in infrastructure initiatives

Compared to 1Q14

- Improved capital efficiency; on-track to achieve further RWA reductions by end 2014 to support Group target
  - Accelerated Non-Strategic wind-down; reduced RWA by USD 6 bn, or 32% and leverage exposure by USD 3 bn, or 4%

1 Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 25% in 1Q13, 27% in 6M13 and of 30% in 2Q13, 1Q14, 2Q14 and 6M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 2 1Q13 non-strategic revenues include gain of CHF 77 mn from a sale in our real-estate portfolio and valuation gains in legacy rates. 3 Includes provisions for credit losses, compensation and benefits and other expenses.

CREDIT SUISSE

July 22, 2014 19

* July 22, 2014 Solid Fixed Income results driven by strong performance in market-leading yield franchises Fixed Income sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Fixed Income franchise view. 1 Source: Thomson/IFR. 2,079 2,329 2,219 4,760 4,548 Fixed Income sales & trading and underwriting - Strategic revenues USD mn Compared to 2Q13 Solid fixed income revenues reflect strong investor demand for yield products in a continued low rate environment Continued momentum in high-returning Securitized Products and Credit franchises Higher revenues in agency securities and mortgage servicing and solid performance in #2 ranked asset finance franchise1 Strong secondary trading revenues in both Leveraged Finance and Investment Grade Improved Emerging Markets results driven by higher financing activity, particularly in EMEA and APAC Weaker Macro revenues primarily driven by low volatility and subdued client activity in FX and Commodities; Rates decline partially offset by improved performance in EMEA Debt underwriting Fixed Income sales and trading

Diversified yield franchise well-positioned to deliver consistent performance across market cycles

Strategy: Continuing to diversify yield franchises across regions, products and trading/financing to create a more balanced and non-correlated business mix

Diversified Securitized Products franchise	■ High quality revenue stream driven by well-balanced portfolio – Successful build-out of US Asset Finance franchise; #2 rank in 2Q14[2] with significant market share gains vs. 2011 – Fee-based Mortgage Servicing business well-positioned to capture opportunities driven by regulatory challenges – Market-leading agency and non-agency trading businesses ■ Further regional opportunities in EMEA Asset Finance and EMEA bank deleveraging in Private Label
Expanding leading US Credit franchise to new opportunities in Europe	■ Highly profitable top 3 US Leveraged Finance business[3] ■ Target growth opportunities in EMEA to complement existing strengths – Capitalize on European High Yield opportunities where CS is #1 ranked franchise[4] in a market that has grown fourfold as a result of structural shifts in corporate financing
Non-correlated Emerging Markets business	■ Strong Emerging Market franchise with leading financing and trading solutions across Brazil, Eastern Europe, India, China, South Korea and Mexico ■ Leverage financing strengths in new markets such as Africa and pursue further growth in APAC and Latin America credit

Diversified Securitized Products revenues


Revenue in USD bn[1]
+13%
6M13
6M14
6M14 Revenue mix[1]
Asset Finance
23%
Agency
15%
Mortgage Servicing
14%
47%
Non-Agency

Market-leading Credit franchise


Revenue in USD bn[1]
+17%
6M13
6M14
6M14 Regional mix[1]
EMEA
24%
APAC
1%
75%
Americas

Non-correlated Emerging Market business


Revenue in USD bn[1]
(23%)
6M13
6M14
6M14 Regional mix[1]
APAC
43%
41%
Americas
16%
EMEA

1 Revenues based on internal structure, i.e. primary revenue split between IBD and Fixed Income. 2 Source: IFR. 3 Dealogic.

CREDIT SUISSE
July 22, 2014 21

Strategy Update: Significant progress in transforming Macro franchise to new operating and regulatory environment

Macro business impacted by adverse market conditions, exacerbated by changes in structural and regulatory landscape

Volatility	Low interest rate environment due to central bank actions resulting in low levels of volatility in interest rates and foreign exchange rates
Volumes	Margin compression and reduced trading volumes across many products that have been historically linked to macro economic activity and volatility
Structural	Stringent regulatory requirements, e.g. leverage ratio and Basel 3, punitive to Macro business; market structure shift to central clearing and SEF

Restructuring Rates & FX to client-focused, cost and capital efficient model

- **Simplified Rates product offering** to focus on client liquidity needs in cash products and derivatives; continue to build on e-offering
- **Restructured FX business** to hybrid model of electronic trading and voice offering for larger tickets/complex trades; most significant reduction in FX volatility and therefore volumes
- Well-positioned to capture upside in Rates market as it occurs

Exiting Commodities trading to further maximize profitability

- Winding-down Commodities trading, and moving into our existing Non-Strategic unit, to reallocate resources to more profitable businesses
- Expect to achieve ~USD 75 mn of expense savings and reduce RWA by USD 2 bn and leverage exposure by USD 5 bn from 2Q14 to end-state

Macro strategy targeted to yield ~USD 200 mn of expense savings, USD 8 bn in RWA reduction and ~USD 25 bn of leverage exposure reduction from 2Q14 to end-state

Improved Operating Efficiency

Strategic Macro Expenses[1] in USD bn



1.4
1.1
1.0
0.9
(29%)
0.7
2011
2012
2013
6M14 Annualized
End-state

Reduced Macro Capital Usage

Strategic Macro RWA in USD bn



34
28
19
20
(40%)
12
2011
2012
2013
2Q14
End-state

Strategic Macro Leverage Exposure in USD bn



n/a
170
93
92
(28%)
66
2011
2012
2013
2Q14
End-state

1 Based on Internal Structure. Excludes Litigation provisions & fees.

CREDIT SUISSE
July 22, 2014
22

* July 22, 2014 Equity sales & trading and underwriting – Strategic Revenues in CHF mn Note: Underwriting revenues are also included in the total Equity franchise view. 1,663 1,562 1,564 3,252 3,126 Equity sales & trading and underwriting - Strategic revenues USD mn Equity underwriting Equity sales and trading Compared to 2Q13 Total equity franchise revenues declined 6% in USD; low volatility environment benefitted origination activity but adversely impacted trading volumes resulting in weak client activity Equity sales and trading revenues declined 13% in USD partially offset by a substantial increase in Equity Underwriting revenues of 38% in USD Solid Prime Services performance reflecting continued market leadership, increased activity in Europe and growth in client clearing services Lower Cash Equities revenues reflecting weaker volumes and commissions in Asia and the US Strong Equity Underwriting results driven by robust IPO issuances and solid follow-on activity Derivatives revenues declined significantly vs. strong 2Q13 performance which included favorable impact of quantitative easing in Japan Lower Equities results as strong origination activity and Prime Services revenues were offset by subdued trading volumes

* July 22, 2014 Note: Underwriting revenues are also included in the views of Fixed Income and Equity franchise revenues on slides 20 and 23, respectively. 1 Source: Dealogic. Solid Underwriting & Advisory results driven by robust origination activity 960 932 1,779 1,960 Underwriting & Advisory - Strategic revenues USD mn 1,028 Underwriting & Advisory – Strategic Revenues in CHF mn Equity underwriting Advisory Debt underwriting Compared to 2Q13 Continued franchise momentum with higher revenues, up 7% in USD, driving robust returns across all regions; healthy forward calendar reflecting improved market conditions Strong Equity Underwriting revenues, up 38% in USD, driven by growth across regions especially EMEA and APAC Stable Advisory revenues as increased street fees were offset by lower completed market share; higher 6M14 revenues, up 15% in USD, and increase in announced M&A volumes reflect continued positive momentum Lower Debt Underwriting results as market share gains and higher industry-wide volumes in leveraged finance and investment grade were more than offset by weak structured lending results in emerging markets Leveraged Finance: maintained top 3 global ranking1

Continued shift in capital to high market share and high return Strategic businesses

Strategic businesses (market share position vs. return on capital)


High
Credit Suisse market share position
Top 3
4 to 6
7 or lower
Prime Services
EMG
Securitized Products
Global Credit Products
Cash Equities
Eq. Derivatives
IBD
Global Macro Products[2]
End State Global Macro Products[3]
~35% capital reduction from end 2Q14
Fixed Income
Equities
Investment Banking
Bubble size reflects relative capital usage at end of 2Q14
Low
Rolling four quarters return on capital[1]
High

% of 2Q14 IB capital base[1,2]	Optimize risk and capital utilization across the franchise
65% (vs. 64% in 1Q14)	■ Majority of capital allocated to market leading businesses ■ Strong returns in market leading businesses from continued market share momentum
20% (vs. 20% in 1Q14)	■ Improved market conditions to drive returns and profitability
15% (vs. 16% in 1Q14)	■ Differentiated cross-asset macro platform to improve returns ■ Scale in our delivery of macro products; improved costs and capital efficiency

Return on capital declined vs. 1Q14 rolling four quarter return | Return on capital improved vs. 1Q14 rolling four quarter return | • No indicator reflects stable return on capital vs. 1Q14 rolling four quarter return

1 Percent of capital base (based on internal reporting structure) reflects hybrid capital which is defined as average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure at quarter-end 2Q14 vs. quarter-end 1Q14 for strategic businesses. 2 Global Macro products includes Rates, FX and Commodities businesses. 3 End-state Global Macro Products return based on assumed pre-tax income, Basel 3 risk-weighted assets and leverage exposure at end-state as a result of the aforementioned business restructuring.

CREDIT SUISSE July 22, 2014 25

Accelerated wind-down of Non-Strategic RWA and Leverage Exposure

Basel 3 RWA in USD bn



20
19
(6)
13
(57%)
6
4Q13
1Q14
Business impact & other[1]
2Q14
Year-end 2015 target

Leverage Exposure[3] in USD bn



83
75
(3)
72
(66%)
24
4Q13
1Q14
Business impact & other
2Q14
Year-end 2015 target

Non-Strategic unit in CHF mn	**2Q14**	1Q14	2Q13	**6M14**	6M13
Net revenues	**(53)**	**(147)**	**(204)**	**(200)**	**(276)**
o/w Legacy Funding	*(35)*	*(46)*	*(98)*	*(81)*	*(194)*
o/w Other Funding	*(47)*	*(42)*	*(66)*	*(89)*	*(156)*
Total operating expenses[2]	**229**	**150**	**208**	**379**	**384**
Pre-tax income	**(282)**	**(297)**	**(413)**	**(579)**	**(660)**
o/w Litigation-related	*(143)*	*(62)*	*(187)*	*(205)*	*(296)*

Compared to 1Q14

- Pre-tax income loss in-line with 1Q14 as net valuation gains in the portfolio and lower funding costs are offset by higher litigation-related expenses
- Significantly accelerated wind-down of capital positions in 2Q14; on-track to meet RWA and leverage reduction targets by end-2015
  - Reduced RWA by USD 6 bn, or 32%, to USD 13 bn from 1Q14; 2Q14 RWA reductions were achieved at lower cost relative to long term estimated exit costs of 2-3% of RWA
  - Reduced leverage exposure by USD 3 bn, or 4%, from 1Q14

Note: Risk-weighted asset and leverage exposure goals are measured on constant FX basis and are subject to change based on future FX movements.
1 Includes business impact, internally driven methodology and policy impact and FX movements.
2 Includes provisions for credit losses.
3 Investment Banking leverage exposure restated in 1Q14 and 4Q13.

CREDIT SUISSE
July 22, 2014 26

* Solid return on capital from Strategic businesses July 22, 2014 Compared to 6M13 Strong Strategic after-tax return on capital of 20% for 6M14 driven by continued momentum in high market share, high return businesses and improved capital efficiency 6M14 strategic expenses declined 2% in CHF; in USD expenses increased 3% as higher deferred compensation expense, partially reflecting impact of PAF2 roll-off, and change in compensation accrual methodology offset significant progress in infrastructure initiatives Delivery of Macro cost reductions expected to enable Investment Banking to achieve end-2015 cost target of CHF 1.85 bn Investment Banking after-tax return on capital (USD-denominated) Strategic 6M13 Revenue impact Cost impact Capital reduction 6M14 Strategic IB Non-Strategic unit Total IB Strategic Note: Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 25% for 1Q13, 27% for 6M13 and 30% for 2Q13, 1Q14, 2Q14 and 6M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

Non-Strategic units Progress with planned wind down July 22, 2014 *

30 Private Banking & Wealth Management Investment Banking 1Q14 RWA methodology change impact1 (IB, PB&WM) * Non-Strategic capital update July 22, 2014 4Q13 Year-end 2015 target 1Q14 (44%) Basel 3 RWA in CHF bn (68%) Leverage Exposure3 in CHF bn 24 10 24 96 85 26 28 2 Note: For Investment Banking’s year-end 2015 target, period end 3Q13 spot CHF/USD of 0.90 was used when the CHF target was fixed. Rounding differences may occur. 1 Reflects major external methodology changes only. 2 Includes anticipated 2014 adverse model change. 3 Investment Banking leverage exposure restated in 1Q14 and 4Q13. Continued progress in deleveraging, with a CHF 16 bn reduction compared to 4Q13; on track to achieve 68% reduction by end-2015 Significant progress in RWA reductions in 2Q14; targeting a further 44% reduction by end-2015 2Q14 18 4Q13 Year-end 2015 target 1Q14 2Q14 80 20 19 6 Investment Banking Basel 3 RWA USD bn 13 83 75 24 72 Investment Banking Leverage Exposure USD bn

Non-Strategic run-off profile expected to significantly reduce pre-tax income drag over time

Illustrative reduction of Non-Strategic pre-tax income drag CHF mn



2Q14 Non-Strategic pre-tax loss
Movements in credit spreads on own liabilities
Realignment costs & IT architecture simplification
Real Estate gains
Litigation settlement charge related to U.S. cross-border matters
Legacy funding costs[1]
Remaining Non-Strategic pre-tax drag
(2,137)
10
217
(5)
1,618
57
(240)

Includes ~CHF 143 mn of certain legacy litigation provisions & fees; continue to work towards resolution of legacy litigation matters

~CHF 100 mn predominately relates to FID wind down and Legacy Rates, which will be targeted for accelerated wind down

Remaining pre-tax drag expected to be reduced by CHF 38 mn[2] from incremental cost savings (target >CHF 4.5 bn by end 2015)

Corporate Center

- Impact driven by volatility in own credit spreads, as well as the size of the portfolio carried at fair value
- Realignment costs and IT architecture simplification expected to continue through cost reduction program
- Includes the impact of one-off real estate sales and accounting adjustments

Private Banking & Wealth Mgmt.

- Litigation settlement charge of CHF 1,618 mn related to the settlement of all outstanding US cross-border matters announced on May 19, 2014

Investment Banking

- Legacy funding cost reduction on track; expected to step down by ~50% from CHF 439 mn in 2013[1] and remain relatively stable until full run-off at the end 2018

Corp. Center
PB&WM
IB

Note: The ultimate cost of the relevant legal proceedings in the aggregate over time may significantly exceed current litigation provisions.
1 Includes CHF 22 mn and CHF 57 mn of legacy funding costs in Corporate Center in 2Q14 and 2013, respectively.
2 CHF 38 mn represents quarterly pro-rata cost savings of further CHF 150 mn of expenses to be achieved by end 2015.

CREDIT SUISSE
July 22, 2014 30

Continued progress on costs and capital July 22, 2014 *

On track to achieve > CHF 4.5 bn expense savings by end 2015

Group expense reductions target in CHF bn



Direct cost savings by division
Infrastructure
Private Banking & Wealth Management
Investment Banking
3.4
1.35
0.65
1.4
> 1.1
> 0.3
0.3
0.45
> 4.5
> 1.65
0.95
1.85
6M14 Achieved
Expected by YE 2015
Total savings after 2015



Fully loaded cost savings by division
Corporate Center
Private Banking & Wealth Management
Investment Banking
3.4[1]
0.1
1.25
2.05
> 1.1
0.1
> 0.4
> 0.6
>4.5
0.2
1.65
2.65
6M14 Achieved
Expected by YE 2015
Total saving after 2015

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center, which is not allocated to the front office divisions. Fully loaded view consists of infrastructure expenses that are allocated to divisions.
1 Includes savings from adjustments to normalize for the immediate accounting recognition of early retirement eligible population

CREDIT SUISSE July 22, 2014 32

On track to meet long-term risk-weighted assets goal of ~CHF 250 bn



Group Basel 3 "look-through" risk-weighted assets CHF bn
PB&WM
IB
370
(25%)
284
266
280
PB&WM[2]
+2
(3)
Investment Banking
279
~250
3Q11
4Q12
4Q13
1Q14
2Q14
Long-term goal
280
+ 0.9
+ 2.8
+ 1.1
of which:
PB&WM[2]: +1.9
IB: (0.8)
(0.8)
(4.5)
279
1Q14
Non-position -related impact[1]
Strategic
Non-Strategic
Business impact
2Q14

Compared to 1Q14

- Strategic RWA increase mainly driven by lending initiatives in PB&WM
- Strong progress in Non-Strategic RWA reduction
- Non-business impact includes modest methodology and policy uplift, mostly within Investment Banking

Outlook

- Anticipate modest fluctuation in RWA through the rest of 2014 due to seasonal and further methodology impacts, with the objective of limiting Investment Banking RWAs to end 2013 level
- Reiterate long term RWA target of ~CHF 250 bn

1 Non-position-related impact includes changes in methodology and policy, FX, model and parameter. 2 Includes PB&WM and Corporate Center risk-weighted assets.
Note: Risk-weighted asset goals are measured on constant FX basis and are subject to change based on future FX movements.

CREDIT SUISSE July 22, 2014 33

Long term "look through" BIS CET1 ratio target of 11%; capital measures aimed at restoring >10% ratio by end 2014

"Look-through" Basel 3 capital ratios



Total Capital[1]
BIS CET1
9.6%
7.5%
14.4%[2]
12.2%[3]
9.3%
15.3%[2]
12.3%[3]
9.5%
Expected measures:
Risk-weighted assets reduction to end 2013 level
~CHF 0.4-0.5 bn from sale of real estate and other surplus and non-core assets
Organic capital accretion
17.66%
14.0%[6]
11.0%[5]
Target
16.66%[7]
13.0%
10.0%
Low-trigger capital instruments
High-trigger capital instruments
3Q12
1Q14
incl. settlement[4]
2Q14
Long-term
Expected Credit Suisse requirements by 1.1.19
Swiss Total Capital Leverage Ratio
3.6%
3.7%
4.0%

CET1 = Common equity tier 1. 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 (with a haircut of 20%) and none thereafter. 2 Includes issued high-trigger capital instruments of CHF 8.2 bn and CHF 8.3 bn in 1Q14 and 2Q14, respectively and issued low-trigger capital instruments of CHF 6.1 bn and CHF 8.4 bn in 1Q14 and 2Q14, respectively. 3 Swiss CET1+ high-trigger capital ratio. 4 Reflects after-tax charge of CHF 1,598 mn booked in 2Q14 arising from the settlement of all outstanding U.S. cross-border matters, as if it had been applied at the end of 1Q14. As of end 1Q14 the reported Basel 3 CET 1 ratio (look-through) was 10.0%. 5 Does not include any additional CET1 created through expected retained earnings. 6 Based on expected Credit Suisse capital requirements. 7 Excludes countercyclical buffer required as of September 30, 2013. The progressive (low-trigger capital instruments) component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2014, FINMA reduced our 2019 progressive component requirement from 4.41% to 3.66%, which leads to a total capital ratio requirement of 16.66%.

CREDIT SUISSE July 22, 2014 34

By end 2014: announced capital and RWA measures expected to increase “look-through” CET1 ratio to above 10% * Measures expected to offset CHF 1.6 bn after-tax impact in 2Q14 from the US cross-border matter “Look-through” CET1 ratio expected to exceed 10% by end 2014 without organic capital generation Expected capital measures approx. CHF 0.4 – 0.5 bn “Look-through” CET 1 capital in CHF bn Expected RWA measures “Look-through” risk-weighted assets in CHF bn ≤ 265 July 22, 2014 approx. Increase Reductions

On track to achieve long-term leverage exposure target

Leverage exposure end of period in CHF bn


1,405
(18%)
Exposure add-ons[1]
382
1,131
1,140
1,156
~1,000
258
262
264
Balance sheet assets (US GAAP)
1,023
873
878
892
3Q12
4Q13
1Q14
2Q14
Long-term target
(post Non-Strategic run-off and BCBS implementation with mitigation)

- Leverage exposure reduction of CHF 249 bn, or 18%, since 3Q12 to CHF 1,156 bn at end 2Q14
- Modest increase in leverage exposure since 4Q13 and 1Q14 primarily due to increased seasonal usage in Credit within Investment Banking in the period
- Non-Strategic run-off, in addition to full implementation of Basel Committee on Banking Supervision (BCBS) proposal[2] with planned mitigation, positions us to achieve long-term target of ~CHF 1,000 bn

Rounding differences may occur.
1 Off-balance sheet exposures and regulatory adjustments.
2 Final rules expected to be adopted by end 2014.

CREDIT SUISSE July 22, 2014 36

Leverage ratios within reach of 2019 requirement

Leverage calculation "Look-through"

in CHF bn	4Q13 Lev. ratio[1]	1Q14 leverage (Including settlement[2])	1Q14 Lev. ratio[1] (Including settlement[2])	2Q14 leverage	2Q14 Lev. Ratio[1]
BIS Tier 1 Leverage ratio	3.0%	**34.1**	3.0%	**36.7**	3.2%
Deduct: Tier 1 low-trigger capital instruments		(2.3)		(4.5)	
Add: Tier 2 high-trigger capital instrument		2.5		2.5	
SNB Loss Absorbing Lev. Ratio	3.0%	**34.3**	3.1%	**34.7**	3.0%
Add: Tier 1 low-trigger capital instruments		2.3		4.5	
Add: Tier 2 low-trigger capital instruments		3.8		3.9	
BIS Total Capital Leverage ratio	3.5%	**40.4**	3.6%	**43.1**	3.8%
Add: Swiss regulatory adjustments		(0.2)		(0.2)	
Swiss Total Capital Leverage ratio	3.7%	**40.3**	3.6%	**42.9**	3.7%

2019 Swiss Total Capital Leverage ratio requirement: **4.0%**[3]

- "Look-through" BIS Leverage ratio and Swiss Total Capital Leverage ratio improved to 3.8% and 3.7%, respectively, taking into account the impact on CET1 capital from U.S. cross-border settlement in 2Q14
- Assuming achievement of CHF 1,000 bn of long-term leverage exposure target once the Non-Strategic leverage run-off is completed, the "look-through" Swiss Total Capital Leverage ratio would increase to over 4%

Rounding differences may occur.

1 Leverage ratios based on total Swiss "look-through" average leverage exposure of CHF 1,137 bn for 4Q13, CHF 1,124 bn for 1Q14 and CHF 1,145 bn for 2Q14.

2 1Q14 leverage and leverage ratio reflect impact from the settlement of all outstanding U.S. cross-border matters, as if it had been applied at the end of 1Q14. As of end 1Q14 the reported "look-through" BIS Total Capital Leverage ratio and Swiss Total Capital Leverage ratio were 3.8% and 3.7%, respectively.

3 The progressive component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. Using 2012 year-end data, the 2019 progressive capital component was reduced by FINMA for 2014 to 3.66%, which leads to a reduction of Swiss Total Capital Leverage ratio requirement to 4.0% from 4.2% in 3Q13.

CREDIT SUISSE

July 22, 2014 37

Summary Brady W. Dougan, Chief Executive Officer July 22, 2014 *

Supplemental slides July 22, 2014 Slide Group and divisional capital and return profile 40 Financial summary – Non-Strategic results 41 Total Investment Banking results in USD 42 Strategic Investment Banking results in USD 43 Investment Banking: Strategic Basel 3 RWA movement 44 Annualized expense savings through 2Q14 45 Collaboration revenues 46 Shareholders’ equity and “look-through” CET1 capital breakdown 47 *

* July 22, 2014 Strategic Capital in CHF bn All financials and return calculations above based on reported results. 1 Return on capital is based on after-tax income and assumes tax rates of 25% in 2011, 2012 and 1Q13 and 30% thereafter and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets prior to 2013 and the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure from 2013 onwards. Return on capital is different from externally disclosed Return on Equity. PB&WM and Group returns calculated based on CHF denominated financials; IB returns based on USD denominated financials. Return on Capital1 Private Banking & Wealth Management Capital in USD bn Investment Banking Capital in CHF bn Return on Capital1 Group Return on Capital1 (2)% Strategic Strategic Strategic Strategic Healthy returns demonstrate effectiveness of repositioned capital-efficient business model 1,076 (22)% Accelerated move to more balanced business mix and further operating efficiency to drive returns improvement Leverage exposure Basel 3 RWA

2Q14 Financial summary – Non-Strategic results

	Balance sheet CHF bn			Reported Financials CHF mn		
	Leverage Exposure	Balance Sheet Assets	Basel 3 RWA	Net Revenues	Total Expenses[2]	Pre-tax Income
Investment Banking Non-Strategic unit						
Fixed Income Wind-down	23	13	6	(44)	33	(77)
Legacy Rates	26	5	3	5	14	(9)
Legacy litigation provisions and fees	--	--	--	13	157	(143)
Legacy funding costs	--	--	--	(35)	--	(35)
Other Non-Strategic positions and items	15	6	3	8	25	(18)
IB Non-Strategic results	**64**	**24**	**12**	**(53)**	**229**	**(282)**
Private Banking & Wealth Management Non-Strategic unit						
Select onshore businesses	2	2	1	22	46	(24)
Legacy cross-border businesses	1	1	--	41	1,674	(1,633)
AM divestitures and disc. operations	2	2	5	38	20	18
Other Non-Strategic positions and items	12	11	1	13	12	8
PB&WM Non-Strategic results	**17**	**16**	**7**	**114**	**1,752**	**(1,631)**
Corporate Center Non-Strategic items						
Movements in credit spreads in own liabilities	--	--	--	16	26	(10)
Realignment costs and IT architecture simplification	--	--	--	--	217	(217)
Legacy funding costs	--	--	--	(22)	--	(22)
Discontinued operations reclassifications[1]	--	--	--	(11)	(21)	10
Other Non-Strategic items	--	--	--	65	50	15
Corporate Center Non-Strategic results	**--**	**--**	**--**	**48**	**272**	**(224)**
Total Non-Strategic results	**80**	**40**	**18**	**109**	**2,253**	**(2,137)**

Rounding differences may occur with externally published spreadsheets.
1 Discontinued operations reclassifications relate to revenues and expenses arising from the announced sale of domestic private banking business booked in Germany.
2 Total expenses do not include credit provisions.

CREDIT SUISSE
July 22, 2014 41

* Total Investment Banking results in USD July 22, 2014 1 Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 27% for 6M13, 25% for 1Q13 and 30% 2Q13, 1Q14 , 2Q14, 6M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. in USD mn 2Q14 1Q14 2Q13 2Q14 vs. 1Q14 2Q14 vs. 2Q13 6M14 6M13 6M14 vs. 6M13 Net revenues 3,766 3,834 3,591 (2%) 5% 7,600 7,842 (3%) Debt underwriting 544 525 565 4% (4%) 1,070 1,059 1% Equity underwriting 302 206 218 47% 38% 508 387 31% Advisory and other fees 181 202 176 (10%) 3% 383 333 15% Fixed income sales & trading 1,610 1,669 1,326 (4%) 21% 3,279 3,466 (5%) Equity sales & trading 1,279 1,350 1,414 (5%) (10%) 2,629 2,812 (7%) Other (151) (116) (109) (29%) (38%) (267) (215) (24%) Provision for credit losses (6) -- 5 nm nm (6) (1) nm Compensation and benefits 1,689 1,708 1,552 (1%) 9% 3,398 3,151 8% Other operating expenses 1,236 1,201 1,244 3% (1%) 2,436 2,496 (2%) Total operating expenses 2,925 2,909 2,796 1% 5% 5,834 5,647 3% Pre-tax income 847 925 790 (8%) 7% 1,772 2,196 (19%) Cost / income ratio 78% 76% 78% -- -- 77% 72% -- Return on capital1 12% 14% 11% -- -- 13% 16% --

Strategic Investment Banking results in USD

in USD mn	2Q14	1Q14	2Q13	2Q14 vs. 1Q14	2Q14 vs. 2Q13	6M14	6M13	6M14 vs. 6M13
Net revenues	**3,827**	**3,999**	**3,807**	**(4%)**	**1%**	**7,826**	**8,136**	**(4%)**
Debt underwriting	*544*	*525*	*565*	*4%*	*(4%)*	*1,070*	*1,059*	*1%*
Fixed income sales & trading	*1,675*	*1,804*	*1,514*	*(7%)*	*11%*	*3,478*	*3,700*	*(6%)*
Fixed income franchise	2,219	2,329	2,079	(5%)	7%	4,548	4,760	(4%)
Equity underwriting	*302*	*206*	*218*	*47%*	*38%*	*508*	*387*	*31%*
Equity sales & trading	*1,262*	*1,356*	*1,445*	*(7%)*	*(13%)*	*2,618*	*2,864*	*(9%)*
Equities franchise	1,564	1,562	1,663	0%	(6%)	3,126	3,252	(4%)
Advisory and other fees	181	202	176	(10%)	3%	383	333	15%
Other	(137)	(94)	(111)	(46%)	(23%)	(231)	(208)	(10%)
Provision for credit losses	(6)	--	4	n/m	n/m	(6)	(3)	n/m
Compensation and benefits	1,664	1,679	1,522	(1%)	9%	3,343	3,093	8%
Other operating expenses	1,004	1,061	1,054	(5%)	(5%)	2,064	2,148	(4%)
Total operating expenses	**2,668**	**2,740**	**2,576**	**(3%)**	**4%**	**5,407**	**5,240**	**3%**
Pre-tax income	**1,165**	**1,260**	**1,228**	**(7%)**	**(5%)**	**2,425**	**2,899**	**(16%)**
Cost / income ratio	70%	69%	68%	--	--	69%	64%	--
Return on capital[1]	**18%**	**21%**	**19%**	--	--	**20%**	**23%**	--

1 Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 27% for 6M13, 25% for 1Q13 and 30% 2Q13, 1Q14 , 2Q14, 6M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.

CREDIT SUISSE

July 22, 2014 43

* July 22, 2014 Investment Banking Strategic Basel 3 RWA movement 2Q14 QoQ Change 1Q14 2Q13 3 (1) 4 3 2Q14 QoQ Change 1Q14 2Q13 22 - 22 21 2Q14 QoQ Change 1Q14 2Q13 5 - 5 3 2Q14 QoQ Change 1Q14 2Q13 5 - 5 5 21 +3 18 13 13 (1) 14 12 3 - 3 3 2 - 2 2 44 +2 42 35 2Q14 QoQ Change 1Q14 2Q13 20 (1) 21 21 26 +1 25 30 22 +3 19 16 19 (2) 21 18 7 - 7 8 94 +1 93 93 Basel 3 risk-weighted assets in USD bn Rounding differences may occur with externally published spreadsheets. Figures reflect RWA transfer from Investment Banking to Private Banking & Wealth Management. 1 Includes Fixed Income other, CVA management and Fixed Income treasury. Equities Fixed Income Macro (Rates, FX & Commodities) Securitized Products Credit Emerging Markets Other1 Strategic Fixed Income Cash Equities Prime Services Derivatives Systematic Market Making Other Strategic Equities Corporate Bank Corporate Bank Other Other M&A and Other IBD

Achieved CHF 3.4 bn annualized expense savings through 6M14 since expense measures announced in mid-2011

Group expense reduction achieved in CHF bn



Savings of CHF 2.6 bn
Savings of CHF 3.4 bn
20.5
annualized
10.2
23.7
(5.8)
17.9
(0.8)
17.1
6M11 adjusted
6M14 reported
6M14 adjusted
6M14 adjusted excl. significant items

Adjustments from 6M11 reported:	
Variable compensation	(1,034)
Realignment costs (CC)	(142)
Other (across divisions)	50
Total	**(1,127)**
Annualized (x2)	**(2,253)**

Adjustments from 6M14 reported:	
Variable compensation[1]	(1,021)
Litigation items	(1,618)
Realignment measures NSU	(12)
Realignment costs (CC)	(198)
IT architecture simplification	(142)
Other (across divisions)[2]	(107)
FX impact	206
6M14 Total	(2,892)
Annualized (x2)	**(5,785)**

Significant one-off items, including:	
Certain litigation provisions (IB)	(135)
RRP	(175)
Settlement resolution (PB)	(9)
Def. comp / Share delivery adj.	(82)
6M14 Total	(401)
Annualized (x2)	**(802)**

All data for Core Results including expense savings from discontinued operations;
All expense reductions are measured at constant FX rates against 6M11 annualized total expenses, excluding realignment and other significant expense items and variable compensation expenses.
1 Related to existing population. 2 Primarily due to variable compensation related savings on reduction of force.

CREDIT SUISSE
July 22, 2014 45

Collaboration revenues July 22, 2014 * Contribution to overall net revenues down 2ppts compared to 2Q13 Overall increase in the number of cross-divisional referrals Continued solid performance in providing tailored solutions to UHNWI clients Collaboration revenues target range of 18% to 20% of net revenues Collaboration revenues – Core results in CHF bn / as % of net revenues

July 22, 2014 * Shareholders’ equity and “look-through” CET1 capital breakdown 2Q14 Shareholders’ equity 40,944 Regulatory deductions (includes accrued dividend, treasury share reversal, scope of consolidation) (362) Adjustments subject to phased-in (14,163) Non-threshold-based (12,000) Goodwill & Intangibles (net of Deferred Tax Liability) (8,072) Deferred tax assets that rely on future profitability (excl. temporary differences) (1,906) Defined benefit pension assets (net of Deferred Tax Liability) (1,750) Advanced internal ratings-based provision shortfall (627) Own Credit (Bonds, Structured Notes, PAF, OTC Derivatives) 395 Own shares and cash flow hedges (40) Threshold-based (2,163) Deferred Tax Asset on timing differences (2,163) Total regulatory deductions and adjustments (14,525) “Look-through” Common Equity Tier 1 capital 26,419 Reconciliation of shareholders’ equity to “look-through” CET1 capital in CHF mn 2Q14 Shareholders’ equity breakdown in CHF bn Tangible equity2 (not B3 effective) Goodwill and Intangibles1 PB&WM Non-Strategic3 IB Strategic3 PB&WM Strategic3 IB Non-Strategic3 40.9 40.9 “Look-through” Common Equity Tier 1 Capital Total regulatory deductions and adjustments 1 Goodwill and intangibles, gross of Deferred Tax Liability. 2 Includes Corporate Center capital. 3 Regulatory capital calculated as 10% of end 2Q14 RWA. 2Q14 Shareholders’ equity in CHF bn

July 22, 2014 *

Second Quarter 2014 Results Presentation to Media July 22, 2014

Disclaimer July 22, 2014 Cautionary statement regarding forward-looking statements This presentation contains forward-looking statements that involve inherent risks and uncertainties, and we might not be able to achieve the predictions, forecasts, projections and other outcomes we describe or imply in forward-looking statements. A number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions we express in these forward-looking statements, including those we identify in "Risk Factors" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in "Cautionary statement regarding forward-looking information" in our second quarter earnings release 2014 filed with the US Securities and Exchange Commission, and in other public filings and press releases. We do not intend to update these forward-looking statements except as may be required by applicable law. Statement regarding non-GAAP financial measures This presentation also contains non-GAAP financial measures, including adjusted cost run-rates. Information needed to reconcile such non-GAAP financial measures to the most directly comparable measures under US GAAP can be found in the appendix section of this presentation, which is available on our website at credit-suisse.com. Statement regarding capital, liquidity and leverage As of January 1, 2013, Basel 3 was implemented in Switzerland along with the Swiss “Too Big to Fail” legislation and regulations thereunder. Our related disclosures are in accordance with our current interpretation of such requirements, including relevant assumptions. Changes in the interpretation of these requirements in Switzerland or in any of our assumptions and/or estimates could result in different numbers from those shown in this presentation. Capital and ratio numbers for periods prior to 2013 are based on estimates, which are calculated as if the Basel 3 framework had been in place in Switzerland during such periods. Unless otherwise noted, leverage ratio, leverage exposure and total capital amounts included in this presentation are based on the current FINMA framework. Swiss Total Capital Leverage ratio is calculated as Swiss Total Capital divided by a three-month average leverage exposure, which consists of balance sheet assets, off-balance sheet exposures that consist of guarantees and commitments, and regulatory adjustments that include cash collateral netting reversals and derivative add-ons. *

Introduction Brady W. Dougan, Chief Executive Officer July 22, 2014 *

* July 22, 2014 All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes. Return on capital is based on after-tax income and assumes that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 1 PB&WM overall division return excludes impact from settlement of U.S. cross-border matters; including such impact, return was negative. 2Q14 Strategic pre-tax income of CHF 0.9 bn, driving continued high return on capital of 28% for Strategic businesses and 26% for the overall division1 Solid net margin of 28bps (compared to 27bps in 1H13) driven by significant progress on cost reduction, with Strategic expenses down 8% Gross margin of 99bps reflects the impact from increase in client portfolio value and change in client mix (~3bps), lower FX trading and brokerage fees (~1bp), and the continued impact from sustained low interest rate environment (~0.5bp) Strong Strategic net new assets of CHF 11.8 bn in 2Q14 with good momentum across businesses and geographies, notwithstanding impact of regularization and CHF 2.9 bn of Western European outflows; annualized NNA growth rate of 4% for Wealth Management Clients consistent with guidance Further progress on lending initiatives, mostly driven by market-leading Asia Pacific franchise, with particularly strong footprint in Southeast Asia 2Q14 Strategic pre-tax income of CHF 1.0 bn with a strong close to the quarter, driving solid return on capital of 18% for Strategic businesses and 12% for the overall division Increased underwriting results driven by robust equity and fixed income origination activity across all regions Continued momentum across our high-returning fixed income yield franchises with a broadly diversified Securitized Products platform, strong U.S. and European Credit businesses, and improving Emerging Markets results from recovering industry trends Restructuring of Macro businesses, including exiting Commodities trading, and continued infrastructure savings to drive further cost efficiencies in Investment Banking: Macro strategy targeted to yield ~USD 200 mn expense savings, USD 8 bn in RWA reduction and ~USD 25 bn of leverage exposure reduction from 2Q14 to end-state Private Banking & Wealth Management Resilient 2Q14 results with substantial progress on costs and regularization of asset base Key messages from Credit Suisse 2Q14 results Investment Banking Strong performance from Fixed Income yield franchises and underwriting businesses; Macro restructuring to further enhance capital and operating efficiencies In addition to resolving legacy litigation matter, 2Q14 results demonstrate resilience of business model, with continued strong client momentum and significant progress in winding down Non-Strategic portfolio

Key messages from Credit Suisse results

Non-Strategic & litigation Reduction of litigation overhang; further wind-down of Non-Strategic unit	■ Comprehensive resolution of the most significant outstanding litigation matters, including the U.S. cross-border settlement in May following the FHFA settlement in March ■ Strong progress towards wind-down of Non-Strategic IB with USD 6 bn of RWA reduction and USD 3 bn of Swiss leverage exposure reduction in the quarter, ahead of plan
Capital Resilient capital base despite settlement impact; clear path to achieve >10% "look-through" CET1 ratio target by year-end	■ "Look-through" CET1 ratio of 9.5% at end 2Q14 and on track to achieve >10% by year-end; progress in executing capital measures expected to fully mitigate impact of litigation settlement: – Sale of real estate and non-core assets and businesses totaling ~CHF 0.4-0.5 bn under way – On track with RWA reduction to end 2013 level of ~CHF 265 bn – Continued organic capital generation through retained earnings to improve "look-through" CET1 ratio above 10% – Capital measures include continued accrual of cash dividends in respect to 2014; committed to returning half of earnings as cash dividends to shareholders once "look-through" CET1 ratio reaches 10% – Long term "look-through" CET1 target to remain at 11% ■ "Look-through" Swiss Total Leverage ratio of 3.7%; continued progress on Non-Strategic run-off expected to enable us to reach 2019 requirement of 4% ahead of schedule

All data for Core Results. All references on this slide and the rest of the presentation to Group reported pre-tax income refer to income from continuing operations before taxes.

CREDIT SUISSE

July 22, 2014 5

Financial results David Mathers, Chief Financial Officer July 22, 2014 *

Review of Credit Suisse reporting structure July 22, 2014 * Reported results Increased Transparency: The clear separation between strategic and non-strategic results enhances financial disclosure transparency. Clear view on operating performance: Separate reporting of strategic results helps the market view Credit Suisse results through the performance of the long-term business mix. Accelerated de-risking and deleveraging: The establishment of non-strategic units expected to help further accelerate our reduction of capital and costs associated with non-strategic activities and positions to shift resources to focus on our strategic businesses and growth initiatives. Benefits

Results Overview

	in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Strategic	Net revenues	6,324	6,553	6,795	12,877	13,813
	Pre-tax income	**1,767**	**1,940**	**2,087**	**3,707**	**4,294**
	Cost / income ratio	72%	70%	69%	71%	69%
	Return on equity[1]	**13%**	**14%**	**15%**	**13%**	**17%**
	Net new assets[2] in CHF bn	11.8	16.0	9.0	27.8	23.3
Non-Strategic	Net revenues	109	(84)	35	25	35
	Pre-tax income / (loss)	(2,137)	(540)	(547)	(2,677)	(949)
	Pre-tax income ex FVoD and settlement impact[3]	*(535)*	*(450)*	*(670)*	*(986)*	*(1,004)*
Total Reported	Net revenues	6,433	6,469	6,830	12,902	13,848
	Pre-tax income / (loss)	(370)	1,400	1,540	1,030	3,345
	Pre-tax income ex FVoD and settlement impact[3]	*1,232*	*1,490*	*1,417*	*2,721*	*3,290*
	Net income / (loss) attributable to shareholders	(700)	859	1,045	159	2,348
	Diluted earnings / (loss) per share in CHF	(0.46)	0.48	0.52	0.05	1.28
	Return on equity	(7%)	8%	10%	1%	12%
	Return on equity ex FVoD and settlement impact[3]	*8%*	*9%*	*9%*	*8%*	*12%*

1 Return on Equity for Strategic results calculated by dividing annualized Strategic net income by average Strategic shareholders' equity (derived by deducting 10% of Non-Strategic RWA from reported shareholders' equity).
2 Assumes assets managed across businesses relate to Strategic businesses only.
3 Excludes impact from FVoD of CHF 16 mn, CHF (90) mn, CHF 123 mn, CHF (73) mn and CHF 55 mn in 2Q14, 1Q14, 2Q13, 6M14 and 6M13, respectively, and pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in 2Q14 and 6M14, in Non-Strategic and total reported results.

CREDIT SUISSE July 22, 2014 8

1 All data for Core Results. 2 Total reported figures excluding revenue impact from FVoD of CHF 16 mn and CHF (73) mn in 2Q14 and 6M14, respectively, and pre-tax charge of CHF 1,618 mn relating to the final settlement of all outstanding U.S. cross-border matters in 2Q14 and 6M14, in Group and PB&WM reported results. Total reported figures are as follows: Group return on equity of (6.8)% and 0.7% in 2Q14 and 6M14; Group cost / income ratio of 106% and 92% in 2Q14 and 6M14; PB&WM cost / income of 124% and 95% for 2Q14 and 6M14. Key Performance Indicators (KPIs)1 Cost/income ratio < 70% Return on equity > 15% Group Private Banking & Wealth Management Investment Banking 2Q14 Cost/income ratio < 70% Cost/income ratio < 65% NNA growth (WMC) 3-4% through 2015 6% long-term -- 4% 69% 72% 13% 8% 79% 69% 77% 70% * * July 22, 2014 -- 8% 81% 71% 78% 6M14 5% 68% 71% 13% 69% Strategic 2Q14 6M14 Total, excl. FVoD and settlement2 Results against Key Performance Indicators

Private Banking & Wealth Management with lower revenues in subdued trading environment, offsetting strong efficiency gains

	in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Strategic	Net revenues	2,932	3,031	3,232	5,963	6,240
	Provision for credit losses	30	17	19	47	42
	Compensation and benefits	1,184	1,225	1,273	2,409	2,580
	Other operating expenses	836	824	925	1,660	1,847
	Total operating expenses	2,020	2,049	2,198	4,069	4,427
	Pre-tax income	**882**	**965**	**1,015**	**1,847**	**1,771**
	Basel 3 RWA in CHF bn	97	94	91	97	91
	Leverage exposure in CHF bn	340	337	321	340	321
	Cost/income ratio	69%	68%	68%	68%	71%
	Return on capital[1]	**28%**	**32%**	**33%**	**30%**	**30%**
	Net new assets[2] in CHF bn	11.8	16.0	9.0	27.8	23.3
	Assets under management[2] in CHF bn	1,304	1,267	1,213	1,304	1,213
Non-Strategic	Net revenues	114	209	187	323	457
	Total operating expenses	1,752	146	258	1,898	398
	Pre-tax income / (loss)	**(1,631)**	**47**	**(98)**	**(1,584)**	**27**
Total	Net revenues	3,046	3,240	3,419	6,286	6,697
	Pre-tax income / (loss)	**(749)**	**1,012**	**917**	**263**	**1,798**
	Basel 3 RWA in CHF bn	104	101	99	104	99
	Net new assets in CHF bn	10.1	13.7	7.6	23.8	19.6
	Assets under management in CHF bn	1,330	1,293	1,297	1,330	1,297

Strategic results vs. 2Q13 and 6M13

- Pre-tax income of CHF 0.9 bn in 2Q14, reflecting a tougher revenue environment, largely offset by strong expense reduction
  - 6M14 pre-tax income of CHF 1.8 bn, up 4%
- Stable recurring income with lower performance fees and client FX trading on reduced currency volatility; lower brokerage fees
- Substantial cost reduction, down 8% in both 2Q14 and 6M14
- Strong net new asset of CHF 11.8 bn in 2Q14 and CHF 27.8 bn in 6M14 (annualized growth rate of 4%)

Non-Strategic results in 2Q14

- Includes CHF 1.6 bn charge for US cross-border matter

1 Calculated using income after tax denominated in CHF; assumes tax rate of 30% in 2Q14, 1Q14, 2Q13, 6M14 and 28% in 6M13 and capital allocated on average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure.
2 Assumes assets managed across businesses relate to Strategic businesses only.

CREDIT SUISSE July 22, 2014 10

Strong inflows in Wealth Management Clients from emerging markets; continued solid inflows in Asset Management

Private Banking & Wealth Management Strategic net new assets in 2Q14 in CHF bn



Wealth Management Clients
% Annualized net new assets growth rate
5%
10.3
1.9 EMEA 3%
2.7 Switzerland 4%
Americas 0.8 2%
4.9 Asia Pacific 16%
2.5 Mature markets 2%
7.8 Emerging markets 10%
by management region
by customer domicile
Before Western European cross-border outflows
Asset Management
5%
4.1
1.3 Alternative Investments
2.8 Core Investments
Corporate & Institutional Clients
0.6
15.0
Western European cross-border outflows in WMC[1]
(2.9)[2]
(0.3)[3]
Eliminating double-count related to collaboration
PB&WM strategic
4%
11.8

- Strategic net new assets for the division remain strong at CHF 11.8 bn in 2Q14 and CHF 27.8 bn in 6M14, with a 4% annualized growth rate for both periods
- Continued strong net new asset in Wealth Management Clients business with inflows[4] of CHF 10.3 bn and net new assets of CHF 7.4 bn
- Asset Management with solid net new assets of CHF 4.1 bn driven by inflows in emerging markets, index, hedge fund and credit products
- Total Western European cross-border outflows of CHF 4.1 bn, of which CHF 2.9 bn in strategic business

WMC = Wealth Management Clients EMEA = Europe, Middle East and Africa
1 Western European cross-border outflows of CHF 2.1 bn in EMEA and CHF 0.8 bn in Switzerland. 2 Additional Western European cross-border outflows of CHF 1.2 bn in Non-Strategic unit. 3 Assets managed by Asset Management for Wealth Management Clients and Corporate & Institutional Clients (assumes assets managed across businesses relate to Strategic businesses only). 4 Excludes Western European cross-border outflows.

CREDIT SUISSE July 22, 2014 11

July 22, 2014 * Continued improvement in net margin – growth in asset base, client mix and lower interest income drove gross margin compression Higher average AuM & change in client mix (3) Net interest income (3) (2) 110 101 Measured at stable AuM1 Increased average AuM & change in client mix (1) Lower expenses +8 27 28 Measured at stable AuM1 Net interest income (3) (9) bp +1 bp 6M13 6M14 6M13 6M14 Other revenues (3) Wealth Management Clients Client FX trading and brokerage (1) Other revenues Average AuM in CHF bn 788.5 808.1 1 Includes some impact also from client mix change AuM = Assets under management Gross margin on AuM in basis points Net margin on AuM in basis points +2.5%

Solid 6M14 Investment Banking returns reflect stability of diversified Strategic franchise and accelerated wind-down of Non-Strategic unit

	in CHF mn	2Q14	1Q14	2Q13	6M14	6M13
Strategic	Net revenues	3,395	3,563	3,604	6,958	7,621
	Provisions for credit losses	(5)	0	3	(5)	(4)
	Compensation and benefits	1,476	1,495	1,438	2,970	2,897
	Other operating expenses	890	944	996	1,835	2,014
	Total operating expenses	2,366	2,439	2,434	4,805	4,911
	Pre-tax income	**1,034**	**1,124**	**1,167**	**2,158**	**2,714**
	Basel 3 RWA USD bn	168	166	155	168	155
	Leverage exposure USD bn	781	776	825	781	825
	Cost/income ratio	70%	68%	68%	69%	64%
	Return on capital[1]	**18%**	**21%**	**19%**	**20%**	**23%**
Non-Strategic	Net revenues[2]	(53)	(147)	(204)	(200)	(276)
	Total expenses[3]	229	150	209	379	384
	Pre-tax income / (loss)	**(282)**	**(297)**	**(413)**	**(579)**	**(660)**
	Basel 3 RWA USD bn	13	19	20	13	20
	Leverage exposure USD bn	72	75	93	72	93
Total	Net revenues	3,342	3,416	3,400	6,758	7,345
	Total expenses[3]	2,590	2,588	2,646	5,179	5,291
	Pre-tax income	**752**	**828**	**754**	**1,579**	**2,054**
	Basel 3 RWA USD bn	181	184	176	181	176
	Leverage exposure USD bn	853	851	918	853	918
	Return on capital[1]	**12%**	**14%**	**11%**	**13%**	**16%**

Compared to 2Q13 and 6M13

- Strong 6M14 strategic return on capital of 20%; solid overall return on capital of 13%
- Resilient strategic revenues vs. 2Q13 reflecting continued market share momentum
  - Strong performance in fixed income yield franchises and underwriting as origination remained robust; solid Prime Services results
  - Lower Derivatives, Cash Equities and Macro results as a significant decline in volatility adversely impacted client activity
- 2Q14 strategic expenses declined 3% in CHF; in USD expenses increased 4% as higher deferred compensation expense, partially reflecting impact of PAF2 roll-off, and change in compensation accrual methodology offset significant progress in infrastructure initiatives

Compared to 1Q14

- Improved capital efficiency; on-track to achieve further RWA reductions by end 2014 to support Group target
  - Accelerated Non-Strategic wind-down; reduced RWA by USD 6 bn, or 32% and leverage exposure by USD 3 bn, or 4%

1 Return on capital is based on after-tax income denominated in US dollars and assumes tax rates of 25% in 1Q13, 27% in 6M13 and of 30% in 2Q13, 1Q14, 2Q14 and 6M14 and that capital is allocated at the average of 10% of average Basel 3 risk-weighted assets and 2.4% of average leverage exposure. 2 1Q13 non-strategic revenues include gain of CHF 77 mn from a sale in our real-estate portfolio and valuation gains in legacy rates 3 Includes provisions for credit losses, compensation and benefits and other expenses.

CREDIT SUISSE July 22, 2014 13

Diversified yield franchise well-positioned to deliver consistent performance across market cycles

Strategy: Continuing to diversify yield franchises across regions, products and trading/financing to create a more balanced and non-correlated business mix

Diversified Securitized Products franchise

- High quality revenue stream driven by well-balanced portfolio
  - Successful build-out of US Asset Finance franchise; #2 rank in 2Q14[3] with significant market share gains vs. 2011
  - Fee-based Mortgage Servicing business well-positioned to capture opportunities driven by regulatory challenges
  - Market-leading agency and non-agency trading businesses
- Further regional opportunities in EMEA Asset Finance and EMEA bank deleveraging in Private Label

Expanding leading US Credit franchise to new opportunities in Europe

- Highly profitable top 3 US Leveraged Finance business[4]
- Target growth opportunities in EMEA to complement existing strengths
  - Capitalize on European High Yield opportunities where CS is #1 ranked franchise[4] in a market that has grown fourfold as a result of structural shifts in corporate financing

Non-correlated Emerging Markets business

- Strong Emerging Market franchise with leading financing and trading solutions across Brazil, Eastern Europe, India, China, South Korea and Mexico
- Leverage financing strengths in new markets such as Africa and pursue further growth in APAC and Latin America credit

1 Revenues based on internal structure, i.e. primary revenue split between IBD and Fixed Income. 2 Based on rolling four quarter revenues indexed to 1Q13. 3 Source: IFR. 4 Dealogic.

Diversified Securitized Products revenues

Revenue in USD bn[1]


+13%
6M13
6M14

6M14 Revenue mix[1]


Asset Finance
23%
Agency
15%
Mortgage Servicing
14%
47%
Non-Agency

Market-leading Credit franchise

Revenue in USD bn[1]


+17%
6M13
6M14

6M14 Regional mix[1]


EMEA
24%
APAC
1%
75%
Americas

Non-correlated Emerging Market business

Revenue in USD bn[1]


(23%)
6M13
6M14

6M14 Regional mix[1]


APAC
43%
41%
Americas
16%
EMEA

CREDIT SUISSE
July 22, 2014 14

Strategy Update: Significant progress in transforming Macro franchise to new operating and regulatory environment

Macro business impacted by adverse market conditions, exacerbated by changes in structural and regulatory landscape

Volatility	Low interest rate environment due to central bank actions resulting in low levels of volatility in interest rates and foreign exchange rates
Volumes	Margin compression and reduced trading volumes across many products that have been historically linked to macro economic activity and volatility
Structural	Stringent regulatory requirements, e.g. leverage ratio and Basel 3, punitive to Macro business; market structure shift to central clearing and SEF

Restructuring Rates & FX to client-focused, cost and capital efficient model

- **Simplified Rates product offering** to focus on client liquidity needs in cash products and derivatives; continue to build on e-offering
- **Restructured FX business** to hybrid model of electronic trading and voice offering for larger tickets/complex trades; most significant reduction in FX volatility and therefore volumes
- Well-positioned to capture upside in Rates market as it occurs

Exiting Commodities trading to further maximize profitability

- Winding-down Commodities trading, and moving into our existing Non-Strategic unit, to reallocate resources to more profitable businesses
- Expect to achieve ~USD 75 mn of expense savings and reduce RWA by USD 2 bn and leverage exposure by USD 5 bn from 2Q14 to end-state

Macro strategy targeted to yield ~USD 200 mn of expense savings, USD 8 bn in RWA reduction and ~USD 25 bn of leverage exposure reduction from 2Q14 to end-state

Improved Operating Efficiency

Strategic Macro Expenses[1] in USD bn


1.4
1.1
1.0
0.9
(29%)
0.7
2011
2012
2013
6M14 Annualized
End-state

Reduced Macro Capital Usage

Strategic Macro RWA in USD bn


34
28
19
20
(40%)
12
2011
2012
2013
2Q14
End-state

Strategic Macro Leverage Exposure in USD bn


n/a
170
93
92
(28%)
66
2011
2012
2013
2Q14
End-state

1 Based on Internal Structure. Excludes Litigation provisions & fees.

CREDIT SUISSE
July 22, 2014 15

Continued progress on costs and capital July 22, 2014 *

On track to achieve > CHF 4.5 bn expense savings by end 2015

Group expense reductions target in CHF bn


Direct cost savings by division
Infrastructure
Private Banking & Wealth Management
Investment Banking
3.4
1.35
0.65
1.4
> 1.1
> 0.3
0.3
0.45
> 4.5
> 1.65
0.95
1.85
6M14 Achieved
Expected by YE 2015
Total savings after 2015


Fully loaded cost savings by division
Corporate Center
Private Banking & Wealth Management
Investment Banking
3.4[1]
0.1
1.25
2.05
> 1.1
0.1
> 0.4
> 0.6
>4.5
0.2
1.65
2.65
6M14 Achieved
Expected by YE 2015
Total saving after 2015

Note: All expense reduction targets are measured at constant FX rates against 6M11 annualized total expenses, excl. realignment and other significant expense items and variable compensation expenses. Infrastructure includes Corporate Center, which is not allocated to the front office divisions. Fully loaded view consists of infrastructure expenses that are allocated to divisions.
1 Includes savings from adjustments to normalize for the immediate accounting recognition of early retirement eligible population

CREDIT SUISSE July 22, 2014 17

Long term "look through" BIS CET1 ratio target of 11%; capital measures aimed at restoring >10% ratio by end 2014

"Look-through" Basel 3 capital ratios



Total Capital[1]
BIS CET1
9.6%
7.5%
3Q12
14.4%[2]
12.2%[3]
9.3%
1Q14
incl. settlement[4]
15.3%[2]
12.3%[3]
9.5%
2Q14
Expected measures:
Risk-weighted assets reduction to end 2013 level
~CHF 0.4-0.5 bn from sale of real estate and other surplus and non-core assets
Organic capital accretion
17.66%
14.0%[6]
11.0%[5]
Target
Long-term
16.66%[7]
13.0%
10.0%
Low-trigger capital instruments
High-trigger capital instruments
Expected Credit Suisse requirements by 1.1.19
Swiss Total Capital Leverage Ratio
3.6%
3.7%
4.0%

CET1 = Common equity tier 1. 1 Includes USD 3 bn Tier 1 participation securities prior to 4Q13 (with a haircut of 20%) and none thereafter. 2 Includes issued high-trigger capital instruments of CHF 8.2 bn and CHF 8.3 bn in 1Q14 and 2Q14, respectively and issued low-trigger capital instruments of CHF 6.1 bn and CHF 8.4 bn in 1Q14 and 2Q14, respectively. 3 Swiss CET1+ high-trigger capital ratio. 4 Reflects after-tax charge of CHF 1,598 mn booked in 2Q14 arising from the settlement of all outstanding U.S. cross-border matters, as if it had been applied at the end of 1Q14. As of end 1Q14 the reported Basel 3 CET 1 ratio (look-through) was 10.0%. 5 Does not include any additional CET1 created through expected retained earnings. 6 Based on expected Credit Suisse capital requirements. 7 Excludes countercyclical buffer required as of September 30, 2013. The progressive (low-trigger capital instruments) component requirement is dependent on our size (leverage ratio exposure) and the market share of our domestic systemically relevant business and is subject to potential capital rebates that may be granted by FINMA. For 2014, FINMA reduced our 2019 progressive component requirement from 4.41% to 3.66%, which leads to a total capital ratio requirement of 16.66%.

CREDIT SUISSE July 22, 2014 18

Summary Brady W. Dougan, Chief Executive Officer July 22, 2014 *

Summary July 22, 2014 * Investment Banking with strong performance from Fixed Income yield franchises and underwriting businesses; Macro restructuring expected to further enhance capital and operating efficiencies Private Banking & Wealth Management with strong net new assets and resilient performance in strategic businesses with further increased cost efficiency Solid strategic results in 2Q14 demonstrate the resilience of our business model; continued good momentum with clients Intention to deliver cash returns to our shareholders at or above 2013 levels Significant progress in resolving key legacy litigation issues in 2014 to date and in winding down Non-Strategic portfolio Resilient capital base and leverage ratio; on track to exceed look-through Basel III CET1 ratio of 10% by year-end 2014; on track to reach cost reduction targets

July 22, 2014 *

CREDIT SUISSE GROUP AG
Media Relations +41 844 33 88 44 media.relations@credit-suisse.com

Second Quarter 2014 Results Summary

2Q14 results demonstrate resilience of business model: continued strong momentum with clients and significant progress in winding down non-strategic portfolio in addition to resolving legacy litigation matter

Key Points

Reported results:
−
2Q14 net loss attributable to shareholders of CHF (700) million, reflecting the previously announced CHF 1,598 million after-tax charge relating to the final settlement of all outstanding US cross-border matters

−	6M14 net income of CHF 159 million

Strategic results:
−	2Q14 net income of CHF 1,282 million and return on equity of 13%
−	6M14 net income of CHF 2,680 million and return on equity of 13%

Private Banking & Wealth Management: Resilient performance in strategic businesses with strong net new assets of CHF 11.8 billion and further increased cost efficiency; substantial progress on regularization of asset base

Investment Banking: Results reflect strong performance from Fixed Income yield franchises and underwriting businesses; Macro restructuring expected to further enhance capital and operating efficiencies

Efficiency: On track to achieve end-2015 cost reduction target of over CHF 4.5 billion; delivered CHF 3.4 billion of adjusted annualized savings for 6M14 compared to 6M11 run-rate

Non-strategic units and litigation: Wind-down of non-strategic units ahead of schedule with leverage exposure reduction of USD 3 billion and risk-weighted asset reduction of USD 6 billion in Investment Banking non-strategic unit; progress in resolving legacy litigation issues in 6M14

Capital:
−
Look-through BIS CET1 ratio of 9.5%; progress in executing capital measures expected to mitigate impact of litigation settlement and on track to exceed10% CET1 ratio by year-end, including continued accrual of cash dividend for 2014

−	Phase-in Swiss leverage ratio of 4.8%, Look-through Swiss leverage ratio of 3.7%, within reach of 2019 requirement of 4.0%

   Second quarter 2014 results materials

Video interview with CEO Brady Dougan highlighting the key takeaways

Webcast of the media presentation with CEO Brady Dougan and CFO David Mathers at 11:00 CEST and presentation slides

Full earnings release including quantitative disclosures and time series data

Letter to shareholders from Chairman Urs Rohner and CEO Brady Dougan

Follow us on twitter

July 22, 2014 / Page 1

CREDIT SUISSE GROUP AG
Media Relations +41 844 33 88 44 media.relations@credit-suisse.com

   Quotes

Brady W. Dougan, Chief Executive Officer, said: “Our reported results for the second quarter and the first half of 2014 were impacted by the resolution of our most significant legacy litigation issue. During the quarter, we continued to see good momentum with clients, while at the same time making further progress in winding-down our non-strategic units. Our strategic results were solid, demonstrating the resilience of our business model, notwithstanding subdued client trading activity in certain areas which impacted both Private Banking & Wealth Management and Investment Banking.”

He continued: “With the final settlement of all outstanding US cross-border matters as announced in May, we brought to a close the most significant and longstanding litigation issue for Credit Suisse. I want to reiterate that we deeply regret the past misconduct that led to this settlement and that we take full responsibility for it. The continued trust and support of our clients helped us mitigate the impact of the settlement on our business. We are executing our capital measures and are on track to improve our Look-through CET 1 ratio to above 10% by the end of the year. This includes the continued accrual for a cash dividend for 2014. Once we reach 10%, and as we continue to accrete capital towards our 11% long-term target, we intend to return approximately half our earnings to shareholders through our annual distributions.

Commenting on Private Banking & Wealth Management, he said: “We generated strong net new assets of CHF 11.8 billion in the second quarter from our strategic businesses, driven by growth in Asia Pacific and Switzerland – two of our key markets. This strong growth more than offset outflows from our Western European cross border business, where we are taking proactive steps to regularize our asset base. This is part of the secular transformation of the cross border wealth management business. During the quarter, we further improved the efficiency of our strategic businesses with lower operating expenses, which helped us mitigate the impact of the subdued transaction activity and the continued low interest rate environment on our results.”

Commenting on Investment Banking, he said: “Investment Banking delivered solid results for the second quarter of 2014, reflecting strong origination activity, continued momentum in our yield franchises and improved capital efficiency compared to the first quarter. The restructuring of our macro business, including the exit from commodities trading, is expected to drive further capital, leverage and expense reductions. Our strategic businesses reported a return on capital of 18% for the second quarter and 20% for the first half of 2014, demonstrating the stability of our diversified strategic franchise.”

This Results Summary contains excerpts from our full 2Q14 Earnings Release that we believe are of special interest to media professionals. A copy of the complete 2Q14 Earnings Release, which has been distributed simultaneously and contains additional important information about our results and operations, is available at www.credit-suisse.com/results.

Investors and others should note that we announce material information (including quarterly earnings releases and financial reports) to the investing public using press releases, SEC and Swiss ad hoc filings, our investor relations website and public conference calls and webcasts. We intend to also use our investor relations Twitter account @creditsuisse (https://twitter.com/creditsuisse) to excerpt key messages from our public disclosures, including earnings releases. We may retweet such messages through certain of our regional Twitter accounts, including @csschweiz (https://twitter.com/csschweiz) and @csapac (https://twitter.com/csapac). Investors and others should take care to consider such abbreviated messages in the context of the disclosures from which they are excerpted. The information we post on these Twitter accounts will not be a part of any quarterly earnings releases, financial reports or any other documents that we excerpt in such postings.

July 22, 2014 / Page 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG and CREDIT SUISSE AG
(Registrant)

	By:	/s/ Brady W. Dougan Brady W. Dougan Chief Executive Officer Credit Suisse Group AG and Credit Suisse AG

/s/ David R. Mathers David R. Mathers Chief Financial Officer
Date: July 22, 2014		Credit Suisse Group AG and Credit Suisse AG